Exhibit 99.1

News Release
Alexco Resource Reminds Shareholders of Voting
Cut-Off for Upcoming Shareholders Meeting
June 2, 2016 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) would like to remind shareholders they have until 1:30 pm (Vancouver Time) on Tuesday June 7, 2016 to vote their shares for the upcoming Annual General Meeting ("Meeting") of Alexco shareholders to be held 1:30 pm (Vancouver Time) on Thursday June 9, 2016.
Shareholders are urged to carefully read the information circular in connection with the Annual General meeting. A copy of the information circular in addition to other meeting materials is available on SEDAR at www.sedar.com and on Alexco's website at www.alexcoresource.com/s/agm.asp. Management of Alexco recommends a vote FOR all proposed resolutions.
YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE VOTE TODAY.
How to Vote and Shareholder Questions
Registered Holders:  due to the essence of time, holders are asked to return their proxies using the following methods by June 7, 2016 at 1:30 p.m. (Pacific Time):
INTERNET:	Vote online at www.investorvote.com using the control number located on the bottom left hand side of the proxy.
TELEPHONE:	Call 1-866-732-VOTE (8683) toll free.

Beneficial Holders:  due to the essence of time holders are asked to return their voting instruction forms using the methods set out on their voting instruction form or business reply envelope, or as set out below, by June 6, 2016 at 1:30 p.m. (Pacific Time):
INTERNET:	Vote online at www.proxyvote.com using the control number located on the voting instruction form.
TELEPHONE:	Call 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH).

Shareholders who have questions or have not received their proxy or voting instruction form may contact Alexco's Proxy Solicitation Agent:
Laurel Hill Advisory Group
Toll free:  1-877-452-7184 or 416-304-0211
Email:  assistance@laurelhill.com
Contact
Clynton R. Nauman, President and Chief Executive Officer
Mike Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.